June 1, 2005

Mail Stop 0306

Avtar Dhillon
Chief Executive Officer and President
Inovio Biomedical Corporation
11494 Sorrento Valley Road
San Diego, CA 92121-1318

      Re:	Inovio Biomedical Corporation
	Amendment No. 1 to Registration Statement on Form S-3
      Filed May 20, 2005
	File No. 333-123619

Dear Mr. Dhillon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Risk Factors
If we cannot maintain our existing corporate and academic arrangements..., page 14

1. We note your response to prior comment 11. Please disclose the percentage of your revenues derived from your license and collaboration agreement with Merck.




Serious and unexpected side effects attributable to gene therapy may result..., page 16
2. We note your response to prior comment 13. Please provide us with a copy of the FDA rules referred to in your response and your analysis as to how these rules prevent you from providing additional disclosure regarding the "serious adverse events." We may have further comment.

Form 10-Q for the Quarter Ended March 31, 2005

Note 3.  Stockholders` Equity, page 7

Common Stock, page 8

3. We note that you recorded an imputed dividend charge of
$1,942,773
related to 319,535 shares of common stock that were issued to Series
C Preferred Shareholders. Tell us in detail how you accounted for this transaction. Reference to accounting literature without elaboration is not sufficient. Revise future filings to clarify as well.

Form 8-K/A filed April 12, 2005
4. Please refer to prior comment 32. We note the additional disclosure of in-process research and development ("IPR&D") in your
Form 10-Q on page 16, however you did disclose the significant assumptions used to value each of the projects and the period in which material cash inflows from these projects are expected to commence. Please revise future filing to include this information. Additionally, in future filings please provide an update of the status of the IPR&D projects, along with details of any significant changes in assumptions made at the time of acquisition and how this impacts the expected return on investment.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.

      Sincerely,



							Peggy A. Fisher
							Assistant Director

cc (via fax):  	Thomas Poletti, Esq., Kilpatrick & Lockhart
Nicholson Graham, LLP. 310.552.5001
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Avtar Dhillon
Inovio Biomedical Corporation
June 1, 2005
Page 1